Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended September 30, 2007
(millions)
Operating Revenue	$15,902
Operating Expenses	10,468

Income from operations	5,434
Other income	163
Interest and related charges	1,238

Income before income tax expense	4,359
Income tax expense	1,752
Minority interest	8

Income from continuing operations before extraordinary item	2,599
Extraordinary item (net of income tax benefit of $101)	(158)
Loss from discontinued operations (including income tax expense of $26)	(169)

Net Income	$2,272

Earnings Per Common Share—Basic
Income from continuing operations before extraordinary item	$8.18
Extraordinary item	(0.50)
Loss from discontinued operations	(0.53)

Net income	$7.15

Earnings Per Common Share—Diluted
Income from continuing operations before extraordinary item	$8.13
Extraordinary item	(0.50)
Loss from discontinued operations	(0.53)

Net income	$7.10